FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the three-month period ended June 30, 2009 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 31, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Quarterly Securities Report for the three-month period ended June 30, 2009 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 14, 2009. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Risks Relating to Our Business

3.	Significant Contracts

4.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Rights Plan

d.	Common Stock and Additional Paid-in Capital

e.	Major Shareholders

f.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	June 30, 2009	March 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥40,336	¥53,568
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥482 million and ¥470 million at June 30, 2009, and March 31, 2009, respectively	22,868	30,624
Inventories	27,134	23,512
Deferred income taxes, net	19,346	19,203
Prepaid expenses and other current assets	12,987	9,768

Total current assets	122,671	136,675

PROPERTY AND EQUIPMENT, net	61,093	60,552

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	494	560
Investments in affiliates	2,066	2,119
Identifiable intangible assets	35,832	35,883
Goodwill	21,914	21,925
Lease deposits	28,364	27,959
Deferred income taxes, net	3,578	3,641
Other assets	11,914	12,356

Total investments and other assets	104,162	104,443

TOTAL ASSETS	¥287,926	¥301,670

See accompanying notes to consolidated financial statements.

	Millions of Yen
	June 30, 2009	March 31, 2009
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,277	¥3,627
Trade notes and accounts payable	14,260	17,430
Accrued income taxes	428	6,683
Accrued expenses	15,165	17,738
Deferred revenue	6,694	7,586
Other current liabilities	11,582	9,322

Total current liabilities	51,406	62,386

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	38,836	37,739
Accrued pension and severance costs	2,725	2,941
Deferred income taxes, net	6,421	6,564
Other long-term liabilities	8,144	8,501

Total long-term liabilities	56,126	55,745

TOTAL LIABILITIES	107,532	118,131

COMMITMENTS AND CONTINGENCIES
EQUITY
Konami Corporation stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at June 30, 2009 and March 31, 2009, respectively; outstanding 133,461,134 shares at June 30, 2009 and 133,461,502 shares at March 31, 2009	47,399	47,399
Additional paid-in capital	77,090	77,090
Legal reserve	284	284
Retained earnings	73,711	76,947
Accumulated other comprehensive income	318	98
Treasury stock, at cost- 10,038,866 shares and 10,038,498 shares at June 30, 2009 and March 31, 2009, respectively	(23,187)	(23,186)

Total Konami Corporation stockholders’ equity	175,615	178,632

Noncontrolling interest	4,779	4,907

TOTAL EQUITY	180,394	183,539

TOTAL LIABILITIES AND EQUITY	¥287,926	¥301,670

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
NET REVENUES:
Product sales revenue	¥50,407	¥36,883
Service revenue	20,398	19,092

Total net revenues	70,805	55,975

COSTS AND EXPENSES:
Costs of products sold	25,215	21,579
Costs of services rendered	19,626	19,102
Selling, general and administrative	14,353	14,294

Total costs and expenses	59,194	54,975

Operating income	11,611	1,000

OTHER INCOME (EXPENSES):
Interest income	197	35
Interest expense	(399)	(397)
Foreign currency exchange gain, net	295	269
Other, net	14	(3)

Other income (expenses), net	107	(96)

INCOME BEFORE INCOME TAXES	11,718	904
INCOME TAXES	5,791	436
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	29	20

NET INCOME	5,956	488
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	292	121

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,664	¥367

PER SHARE DATA:

	Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Net income attributable to Konami Corporation per share:
Basic	¥41.23	¥2.75
Diluted	41.18	2.75

Weighted-average common shares outstanding	137,368,791	133,461,341
Diluted weighted-average common shares outstanding	137,560,824	133,461,341

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Cash flows from operating activities:
Net income	¥5,956	¥488
Adjustments to reconcile net income to net cash provided (used) by operating activities -
Depreciation and amortization	2,950	3,140
Provision for doubtful receivables	0	15
Equity in net income of affiliated company	(29)	(20)
Deferred income taxes	(1,139)	(160)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(7,039)	6,505
Decrease (increase) in inventories	(10,020)	(3,647)
Decrease (increase) in other receivables	1,267	(110)
Decrease (increase) in prepaid expenses	(1,706)	(793)
Increase (decrease) in trade notes and accounts payable	3,908	(2,602)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,038)	(8,619)
Increase (decrease) in accrued expenses	(2,175)	(3,017)
Increase (decrease) in deferred revenue	13,058	(878)
Increase (decrease) in advance received	1,546	(27)
Increase (decrease) in deposits	1,831	2,326
Other, net	2,440	447

Net cash provided (used) by operating activities	4,810	(6,952)

	Millions of Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Cash flows from investing activities:
Capital expenditures	(3,713)	(1,585)
Proceeds from sales of property and equipment	1,315	—
Decrease (increase) in lease deposits, net	1,410	(590)
Other, net	(39)	14

Net cash used in investing activities	(1,027)	(2,161)

Cash flows from financing activities:
Repayments of long-term debt	(148)	(148)
Principal payments under capital lease obligations	(682)	(679)
Dividends paid	(3,560)	(3,595)
Purchases of treasury stock	(94)	(1)
Other, net	385	0

Net cash used in financing activities	(4,099)	(4,423)

Effect of exchange rate changes on cash and cash equivalents	1,129	304

Net increase (decrease) in cash and cash equivalents	813	(13,232)

Cash and cash equivalents, beginning of the period	52,130	53,568

Cash and cash equivalents, end of the period	¥52,943	¥40,336

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Pursuant to section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007), the accompanying quarterly consolidated financial statements for the three months ended June 30, 2008 and 2009, and the accompanying consolidated balance sheet at March 31, 2009 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the current period.

3. Newly Adopted Accounting Standards

Effective April 1, 2009, Konami has adopted SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of SFAS No. 141R did not have a significant impact on its consolidated financial statements.

Effective April 1, 2009, Konami has adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of SFAS No. 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component in equity. In addition, the presentation of consolidated statements of income and cash flows has been changed.

4. Inventories

Inventories at June 30, 2009 and March 31, 2009 consisted of the following:

	Millions of Yen
	June 30, 2009	March 31, 2009
Finished products	¥10,989	¥11,641
Work in process	12,794	8,300
Raw materials and supplies	3,351	3,571

Total	¥27,134	¥23,512

5. Property and Equipment

Property and equipment at June 30, 2009 and March 31, 2009 consisted of the following:

	Millions of Yen
	June 30, 2009	March 31, 2009
Property and equipment, at cost:
Land	¥11,382	¥11,331
Buildings and structures	59,863	61,503
Tools, furniture and fixtures	26,714	26,738
Construction in progress	12	12

Total	97,971	99,584
Less-Accumulated depreciation and amortization	(36,878)	(39,032)

Net property and equipment	¥61,093	¥60,552

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement. The Company’s foreign subsidiaries only have defined contribution plans and do not have defined benefit plans.

Net periodic cost of the Company and its domestic subsidiaries’ plans accounted for in accordance with SFAS No. 87 for the three months ended June 30, 2008 and 2009 included the following components:

	Millions of Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009
Service cost – benefits earned during the period	¥51	¥52
Interest cost on projected benefit obligation	6	6
Expected return on plan assets	(10)	(9)
Recognized actuarial gain	(34)	(7)
Amortization of prior service cost	(10)	—

Net periodic cost	¥3	¥42

7. Equity

The changes in the carrying amount of Konami Corporation stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three months ended June 30, 2008 and 2009 were as follows:

For the three months ended June 30, 2008	Millions of Yen
	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2008	¥182,759	¥4,324	¥187,083

Dividends paid to stockholders of Konami Corporation	(3,708)	—	(3,708)
Dividends paid to noncontrolling interests	—	(2)	(2)
Purchase of treasury stock and other changes	322	(53)	269
Comprehensive income:
Net income for the period	5,664	292	5,956
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,927	—	1,927
Net unrealized losses on available-for-sale securities	(36)	—	(36)
Adjustment on retirement benefits	(26)	—	(26)

Comprehensive income for the period	7,529	292	7,821

Balance at June 30, 2008	¥186,902	¥4,561	¥191,463

For the three months ended June 30, 2009	Millions of Yen
	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2009	¥178,632	¥4,907	¥183,539

Dividends paid to stockholders of Konami Corporation	(3,603)	—	(3,603)
Dividends paid to noncontrolling interests	—	(247)	(247)
Purchase of treasury stock and other changes	(1)	—	(1)
Comprehensive income:
Net income for the period	367	121	488
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	263	(2)	261
Net unrealized losses on available-for-sale securities	(39)	—	(39)
Adjustment on retirement benefits	(4)	—	(4)

Comprehensive income for the period	587	119	706

Balance at June 30, 2009	¥175,615	¥4,779	¥180,394

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at June 30, 2009 and March 31, 2009 are as follows:

	Millions of Yen
	June 30, 2009		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥494	¥494	¥560	¥560
Long-term debt, including current installments	(15,648)	(15,261)	(15,796)	(15,318)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	—	—	43	43

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

SFAS No. 157 defines fair value as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of June 30, 2009 and March 31, 2009, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

June 30, 2009	Millions of Yen
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥494	¥—	¥—	¥494

Total assets	¥494	¥—	¥—	¥494

Liabilities:
Derivatives	¥—	¥—	¥—	¥—

Total liabilities	¥—	¥—	¥—	¥—

March 31, 2009	Millions of Yen
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥560	¥—	¥—	¥560

Total assets	¥560	¥—	¥—	¥560

Liabilities:
Derivatives	¥—	¥43	¥—	¥43

Total liabilities	¥—	¥43	¥—	¥43

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of June 30, 2009 and March 31, 2009, Konami did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.
2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
3. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

2.	“Corporate” primarily consists of administrative expenses of the Company.

3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue, operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended June 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥44,779	¥22,078	¥3,673	¥275	¥70,805
Intersegment	71	96	—	(167)	—

Total	44,850	22,174	3,673	108	70,805
Operating expenses	31,691	21,590	3,201	2,712	59,194

Operating income (loss)	¥13,159	¥584	¥472	¥(2,604)	¥11,611

Three months ended June 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥24,504	¥21,348	¥3,907	¥6,216	¥55,975
Intersegment	97	90	—	(187)	—

Total	24,601	21,438	3,907	6,029	55,975
Operating expenses	23,054	21,415	3,224	7,282	54,975

Operating income (loss)	¥1,547	¥23	¥683	¥(1,253)	¥1,000

b. Geographic information

Three months ended June 30, 2008	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥56,345	¥7,865	¥5,264	¥1,331	¥70,805	—	¥70,805
Intersegment	3,831	857	3	120	4,811	¥(4,811)	—

Total	60,176	8,722	5,267	1,451	75,616	(4,811)	70,805
Operating expenses	49,889	7,748	4,757	1,606	64,000	(4,806)	59,194

Operating income (loss)	¥10,287	¥974	¥510	¥(155)	¥11,616	¥(5)	¥11,611

Three months ended June 30, 2009	Japan	North America	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥45,444	¥5,643	¥2,951	¥1,937	¥55,975	—	¥55,975
Intersegment	2,037	862	4	77	2,980	¥(2,980)	—

Total	47,481	6,505	2,955	2,014	58,955	(2,980)	55,975
Operating expenses	46,478	6,550	3,190	1,712	57,930	(2,955)	54,975

Operating income (loss)	¥1,003	¥(45)	¥(235)	¥302	¥1,025	¥(25)	¥1,000

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

11. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥33 million as of June 30, 2009.

12. Subsequent Events

As of August 14, 2009, the date the financial statements were issued, no reportable subsequent events occurred.